SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-27148

                           NOTIFICATION OF LATE FILING

  (Check One):   [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [X] Form 10-Q
[ ]  Form N-SAR

          For  Period  Ended:  July 2, 2002
[ ] Transition  Report on Form 10-K         [ ] Transition  Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form  N-SAR
[ ] Transition  Report  on Form 11-K
          For the  Transition  Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  New World Restaurant Group, Inc.
Former name if applicable
Address of principal  executive  office (Street and number):  246 Industrial Way
West
City, state and zip code: Eatontown, NJ 07724

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed).

     On July 29, 2002, the Company dismissed Arthur Andersen LLP as its independent auditors and engaged the accounting firm of Grant Thornton LLP as its new independent auditors. As a result of the change in auditors, the Company was unable to prepare and review its financial statements by August 16, 2002 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Max Craig                          (303) 568-8178
           (Name)                    (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes [ ] No

We anticipate that our financial statements for the quarters ended July 3, 2001, October 2, 2001, January 1, 2002 and April 2, 2002 and for the fiscal year ended January 1, 2002 could change in material respects, primarily as a result of the accounting treatment of our increasing rate indebtedness, Series F Redeemable Preferred Stock and warrants to purchase our common stock. We anticipate that the changes will involve the non-cash components of interest expense, preferred dividends and accretion and earnings per share. We do not anticipate that the changes will have any effect on our income/loss from operations. The anticipated changes are as follows:

1. The instruments governing our increasing rate indebtedness, including our $140 million Senior Secured Increasing Rate Notes, require the automatic issuance, at specified future dates, of warrants to purchase our common stock with an exercise price of $.01 per share. We should have recorded the effects of the increasing interest rates and issuance of warrants in accordance with the guidance of EITF 86-15, "Increasing Rate Debt". The non-cash portion of interest expense, including amortization of related debt issuance costs, will be affected.
2. The instruments governing our Series F Redeemable Preferred Stock provide for increasing rate cumulative dividends and require the automatic issuance of additional warrants to purchase our common stock with an exercise price of $.01 per share if the Preferred Stock is not redeemed for cash at specified future dates. The
              Preferred Stock has a mandatory redemption feature and can be redeemed through the issuance of increasing rate notes due 120 days from the mandatory redemption date. We should have recorded the effects of the increasing rate dividends and the issuance of the warrants in accordance with the guidance of SAB No. 68 (Topic
              5Q), "Increasing Rate Preferred Stock," and the related guidance of EITF 86-15, "Increasing Rate Debt."
3. We should have included outstanding warrants with an exercise price of $.01 per share in our earnings per share calculations as required by SFAS No. 128, "Earnings Per Share."
4. The warrants issued in connection with our Senior Secured Increasing Rate Notes require us to repurchase the warrants pursuant to a net cash settlement feature in the event of a change

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              of control (as defined in the warrants) at a price per share equal to the then-current fair market value of the underlying common stock less the $.01 per share exercise price. These warrants, which were recorded as additional paid-in capital, should have been recorded as a liability, which should be adjusted quarterly,
              in  accordance   with  EITF  00-19,   "Accounting  for  Derivative
              Financial Instruments Indexed to, and Potentially Indexed to, a Company's Own Stock."

Given the complexity of the computations related to the foregoing, a reasonable estimate of the impact on our financial statements for the affected periods cannot yet be made.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        New World Restaurant Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 16, 2002                            By: /s/ Max Craig
                                                     --------------------------
                                                     Max Craig
                                                     Chief Financial Officer